1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

August 23, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Gregory:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Video Gaming and eSports ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2018. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.	The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Response 1.	We hereby acknowledge your comment.

Comment 2.	The Staff notes that comments regarding specific disclosures are applicable to all similar disclosures in the registration statement.

Response 2.	We hereby acknowledge your comment.

Comment 3.	Please update or include all missing or bracketed information (e.g., the ticker symbol, the exchange, dates and the fee table) in the Fund’s registration statement filed under Rule 485(b).

Response 3.	We hereby confirm that all missing or bracketed information will be updated or included in the Fund’s registration statement filed under Rule 485(b).

Comment 4.	Please file the Trust’s responses to the Staff’s comments as correspondence on EDGAR at least five days prior to the effective date of the registration statement to give the Staff adequate time to review the Trust’s responses.

Response 4.	We hereby acknowledge your comment.

Comment 5.	Please include a new legal opinion and legal consent with the Fund’s Rule 485(b) filing.

Response 5.	We hereby confirm that a new legal opinion and legal consent will be included in the Fund’s registration statement filed under Rule 485(b).

Comment 6.	Please file the license agreement and/or sublicense agreement as an exhibit to the registration statement, as the Staff views such agreement as a material contract required to be filed pursuant to Item 28(h) of Form N-1A.

Response 6.	We respectfully acknowledge your comment. Van Eck Associates Corporation (the “Adviser”) has entered into a license agreement with the Fund’s index provider. The Fund is not a party to the license agreement with the index provider. We hereby confirm that a form of the sublicense agreement between the Adviser and the Trust was previously filed with the Commission as Exhibit (h)(3) to the Trust’s Registration Statement filed on April 28, 2006.

Comment 7.	Please be aware that you may be required to submit 485BXT filings relating to some of the Staff’s comments.

Response 7.	We hereby acknowledge your comment.

PROSPECTUS

Comment 8.	Please confirm that the fee waiver will continue for no less than one year from the effective date of the registration statement. If not, please delete the applicable line item from the fee table, footnote (b) to the fee table, relevant disclosure in the expense example, and similar disclosure appearing elsewhere in the registration statement relating to the fee waiver arrangement.

Response 8.	We hereby confirm that the fee waiver will continue for no less than one year from the effective date of the registration statement.

Comment 9.	Please include a policy to invest at least 80% of the Fund’s net assets in video gaming and eSports companies.

Response 9.	The disclosure has been revised to reflect that the Fund has adopted an investment policy to invest at least 80% of its assets in investments suggested by its name (i.e., video gaming and eSports companies). For purposes of this policy, a company is generally considered a video gaming and eSports company if, in the sole discretion of the Adviser, it derives, or expects to derive, a significant portion of its revenue from the global video gaming and eSports segment.

Comment 10.	Please explain supplementally to the Staff why each company in the MVIS Global Video Gaming and eSports Index (the “Index”) qualifies as either a video gaming or eSports company. Towards that end, please provide the Staff with a list of each company in the Index which shows, in the aggregate and separately for each company, the amount of the company’s revenues that come from video gaming and eSports.

Response 10.	The index provider qualifies each constituent of the Index using revenue research, as well as size- and liquidity-related eligibility requirements. To be initially eligible for inclusion in the Index, a company must derive at least 50% of its revenue from video gaming and/or eSports. Generally speaking, companies often do not report revenue derived from eSports as a standalone revenue source. Rather, companies are often involved in both video gaming and eSports, and we describe below the ways in which certain companies in the Index generate revenue from both video gaming and eSports. Consequently, we are unable to provide an itemized accounting of revenue from video gaming and eSports, but we are supplementally providing an accounting of revenue generated from video gaming and/or eSports in the aggregate.

Many of the largest video game software companies are heavily involved in the eSports segment. These companies often license their content to third parties, such as league operators. Many also host eSports tournaments and events focused on the video games they create and maintain. To illustrate the popularity of the content produced by the video game software companies, according to a 2018 Newzoo global eSports market report, three of the five most watched games on Amazon.com’s Twitch streaming service in 2017 that were played in an eSports setting are offered by video game software companies currently held in the Index. The other two were created by privately owned companies. Several of the most popular eSports leagues are owned and operated by companies currently included in the Index (such as Activision Blizzard, a video game holding company) or by other companies that do not currently qualify for the Index because they fail to meet certain eligibility requirements (such as Microsoft failing to meet the pure play 50% revenue qualification). Additionally, some video gaming hardware companies are significantly exposed to eSports. For example, current Index constituent Razer, Inc., a global gaming hardware manufacturer, sponsors eSports teams and players and provides them with high performance gaming equipment. According to Razer, Inc., at the end of 2017, 175 professional eSports athletes from 30 different countries were sponsored by the company. Presently, no companies that focus entirely on eSports (such as eSports teams, streaming services, league operators, and content producers) qualify for inclusion in the Index. This may change as the video gaming and eSports segment evolves.

Comment 11.	In the following sentence in the “Principal Investment Strategies” section, please replace the term “benchmark index” with the term “Index”:

“The Fund normally invests at least 80% of its total assets in securities that comprise the Fund’s benchmark index.”

Response 11.	We respectfully acknowledge your comment; however, we believe the term “benchmark index” is more appropriate.

Comment 12.	Please provide more specificity regarding the criteria for Index component selection in the “Principal Investment Strategies” section. For example, please describe the Index universe. Please also describe in greater detail the criteria for component selection from the Index universe, for example companies that may develop video games and related software/hardware, offer streaming services, and are involved in eSports events.

Response 12.	We respectfully acknowledge your comment; however, we believe this disclosure is more appropriate in the “MVIS Global Video Gaming and eSports Index” section. Therefore, the “MVIS Global Video Gaming and eSports Index” section has been revised accordingly.

Comment 13.	The disclosure in the prospectus and the index methodology indicates that the Index includes companies that may develop video games and certain other types of companies, such as those developing related software/hardware. Please explain in narrative disclosure these other types of companies that the Index will include and disclose any related risk factors.

Response 13.	The disclosure has been revised accordingly.

Comment 14.	Please include the following disclosure from the index methodology in your description of the Index in the “Principal Investment Strategies” section: “[The Index includes] companies with at least 50% (25% for current components) of their revenues from video gaming and/or eSports.” Please explain both in narrative disclosure and supplementally to the Staff the meaning of that particular disclosure.

Response 14.	We respectfully acknowledge your comment regarding the inclusion of the referenced statement in the registration statement; however, we believe this disclosure is more appropriate in the “MVIS Global Video Gaming and eSports Index” section. Therefore, the “MVIS Global Video Gaming and eSports Index” section has been revised accordingly. In particular, the disclosure has been revised to indicate that, to be initially eligible for inclusion in the Index, a company must generate at least 50% of their revenue from video gaming and/or eSports. A buffer rule allows current Index constituents to remain in the Index if the percentage of their revenue derived from video gaming and/or eSports falls below 50% but remains at or above 25%.

Comment 15.	In the “Principal Investment Strategies” section, please describe how components are weighted in the Index. Please also describe how frequently the Index is reconstituted and rebalanced.

Response 15.	We respectfully acknowledge your comment; however, we believe this disclosure is more appropriate in the “MVIS Global Video Gaming and eSports Index” section. Therefore, the “MVIS Global Video Gaming and eSports Index” section has been revised accordingly.

Comment 16.	Please update all figures in the “Principal Investment Strategies” section (e.g., the market capitalization of companies in the Index) to the nearest date.

Response 16.	The disclosure has been revised accordingly.

Comment 17.	If significant, please disclose the percentage of the Index in Asian and Japanese issuers separately in the “Principal Investment Strategies” section, as the Prospectus has principal risk factors for each type of issuer.

Response 17.	The disclosure has been revised accordingly.

Comment 18.	In the following sentence in the “Principal Investment Strategies” section, please replace the term “may concentrate” with the term “will concentrate”:

“The Fund may concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.”

Response 18.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 19.	Please disclose the industries or groups of industries in which the Index was concentrated as of the most recent date and include related risk factors (e.g., the software industry).

Response 19.	We respectfully acknowledge your comment; however, we believe that it is more appropriate to revise the disclosure to reflect that the video gaming and eSports companies in which the Fund may invest may be concentrated in, or have significant exposure to, certain industries. We also note that the Fund itself does not have a fundamental policy to concentrate in any particular industry or group of industries.

Comment 20.	In “Video Gaming and eSports Companies Risk,” please include separate risk factors for video gaming and eSports companies if the risks of investing in these types of companies differs.

Response 20.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. To be initially eligible for inclusion in the Index, a company must generate at least 50% of their revenue from video gaming and/or eSports. These companies include (1) those that develop video games and related software or hardware such as computer processors and graphics cards used in video gaming systems and related hardware such as controllers, headsets, and video gaming consoles (“video gaming”) and (2) those that offer streaming services and those involved in eSports events such as league operators, teams, distributors, and platforms (“eSports”). As discussed above in Response 10, most companies in the Index generate their revenue from a combination of both video gaming and eSports. Therefore, distinguishing between the risks associated with the video gaming and eSports product lines would not be meaningful. In addition, the current risk disclosure for video gaming an eSports companies highlights, among other risks, competition and limited product lines, intellectual property matters, and shifting consumer preferences. These risks apply to both the video gaming and eSports product lines, and therefore we believe that the inclusion of separate risk factors is unnecessary.

Comment 21.	In “Special Risk Considerations of Investing in Japanese Issuers,” please consider disclosing risks relating to fewer natural resources, commodity markets, U.S. imports, new trade regulations, and U.S. dollar exchange rates, as such risks may affect Japanese issuers.

Response 21.	The disclosure has been revised accordingly.

Comment 22.	The Staff notes that the “Risk of Cash Transactions” risk factor indicates that, unlike other ETFs, the Fund expects to effect creations and redemptions partially for cash. Per the Fund’s exemptive order, please disclose in the risk factor the primary method by which the Fund will effect creations and redemptions of creation units. Please also clarify when the Fund will need to effect creations and redemptions partially for cash. The Staff notes that the statement of additional information (the “SAI”) indicates that generally the consideration for the purchase of creation units will be in kind and that redemption proceeds for creation units will also generally be in kind.

Response 22.	The disclosure has been revised to clarify the circumstances in which the Fund may effect creations and redemptions partially for cash.

Comment 23.	In “Risk of Cash Transactions,” please disclose that the purchase and redemption of creation units primarily for cash rather than in kind may cause the Fund to incur certain costs. Please disclose that these costs could include brokerage costs or taxable gains or losses that may not have been incurred if the Fund had made redemptions in kind. Please also disclose that these costs could be imposed on the Fund and thus decrease the Fund’s net asset value to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response 23.	The disclosure has been revised accordingly.

Comment 24.	In order to avoid any investor confusion, please address any apparent inconsistency in “Risk of Cash Transactions” and other similar disclosures elsewhere in the registration statement.

Response 24.	The disclosure has been revised accordingly.

Comment 25.	In “Concentration Risk,” please replace the word “may” with “will” in the following sentence:

“The Fund’s assets may be concentrated in a particular sector or sectors or industry or group of industries to the extent the Index concentrates in a particular sector or sectors or industry or group of industries.”

Response 25.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 26.	In “Concentration Risk,” please note that concentration should be defined with reference solely to industry or group of industries. Please revise the disclosure accordingly. In addition, please explain the difference between a sector or sectors or an industry or groups of industries.

Response 26.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.

Comment 27.	In the “Summary Information – Portfolio Management” section, please insert the year and the month in which the portfolio managers began managing the Fund.

Response 27.	The disclosure has been revised accordingly.

Comment 28.	In the “Purchase and Sale of Fund Shares” section, please clarify whether the Fund will principally create or redeem creation units in exchange for the deposit or delivery of a basket of securities. See Item 6(c) of Form N-1A.

Response 28.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Item 6 of Form N-1A.

Comment 29.	In the “Purchase and Sale of Fund Shares” section, please indicate that shares of the Fund may trade at premium or discount. In the alternative, please include such terms in parentheticals after the relevant phrases. See Item 6(c)(i) of Form N-1A.

Response 29.	The disclosure has been revised accordingly.

Comment 30.	The disclosure of the Fund’s principal investment strategies in Items 4 and 9 appears to be substantially similar. The Staff has provided guidance indicating that the disclosure provided in response to Item 4 should not be identical to the disclosure in response to Item 9. The Staff draws the Trust’s attention to the Staff’s June 2014 IM Guidance Update 2014-08, which sets forth the Staff’s observations regarding this issue. Please revise as applicable and provide more detailed information regarding the Fund’s strategies (e.g., the replication strategy). To that end, in the “Additional Information About the Fund’s Investment Strategies and Risks” section, please clarify the circumstances under which it may not be possible to purchase all the securities in their weightings in the Index.

Response 30.	We respectfully acknowledge your comment; however, we believe that the current level of detail in the “Principal Investment Strategies” disclosure in Items 4 and 9 is appropriate. We also believe that the current level of detail in the “Additional Information About the Fund’s Investment Strategies and Risks” section is appropriate.

Comment 31.	Please confirm that the Fund’s exemptive order permits it to invest in convertible securities as part of the basket of securities that are not included in the Index but will assist the Fund in seeking performance that corresponds to the Index and will count towards the Fund’s 80% investment strategy. If not, please revise the disclosure in the “Additional Non-Principal Investment Strategies” section.

Response 31.	We have deleted the reference to convertible securities.

Comment 32.	In the “Lending Portfolio Securities” section, the Staff notes a reference to the Fund receiving “liquid collateral” in connection with loans of its portfolio securities. The only acceptable collateral for securities lending transactions is cash, U.S. government securities, and stand-by letters of credit not issued by the Fund’s bank lending agent. See State Street Bank and Trust Co. (pub. avail. Jan. 29, 1972), Salomon Brothers (pub. avail. May 4, 1975), Lionel D. Edie Capital Fund (pub. avail. May 15, 1975), and The Adams Express Co. (pub. avail. Oct. 8, 1984). Please revise the disclosure and make conforming changes in the registration statement where appropriate.

Response 32.	The disclosure has been revised accordingly.

Comment 33.	In the “Management of the Fund – Investment Adviser” section, please complete the information regarding the Trustee’s discussion and approval of the investment advisory agreement.

Response 33.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 34.	Please update disclosure in the SAI responsive to Items 17 through 20 of Form N-1A to reflect calendar or fiscal year dates as specified by the Form N-1A instructions.

Response 34.	The disclosure has been revised accordingly.

Comment 35.	In the disclosure in the “Investment Policies and Restrictions – Swaps” section, please remove the brackets to indicate whether the Fund may enter into interest rate or credit default swaps. If the Fund may enter into credit default swap agreements either as a buyer or a seller, please supplementally confirm to the Staff that the Fund will segregate the full notional amount of the swap to cover any obligations of the credit default swap.

Response 35.	The disclosure has been revised accordingly. We hereby confirm that the Fund will segregate liquid assets equal to the full notional value of the credit default swaps.

Comment 36.	Please revise fundamental investment restriction 7 as follows:

“The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry, except that the Fund will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities” [(Emphasis added)]

Please also include additional narrative disclosure to indicate that the Fund will concentrate its investments to the extent that the Index is concentrated.

Response 36.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 37.	The Staff notes the following statement in the “Investment Restrictions” section:

“With respect to fundamental restriction 7, investment companies are not considered to be part of an industry”

Please be advised that it is the Staff’s position that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies. Please add disclosure reflecting the Staff’s position

Response 37.	The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

* * * * *

If you have any questions, please feel free to contact Tiina Vaisanen at (212) 649-8727 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
- 13 -